Exhibit 99

	For Release:	October 31, 2008
	Investor:	Tim Thorp
	Contact:	218-723-3953
tthorp@allete.com

NEWS

ALLETE reports third quarter results;
reaffirms 2008 earnings guidance

DULUTH, Minn. -- ALLETE (NYSE: ALE) today reported third quarter 2008 earnings of 85 cents per share, compared with 58 cents in the same period a year ago.

Third quarter 2008 net income was $24.7 million on revenue of $201.7 million. In the comparable period a year ago, ALLETE recorded net income of $16.5 million and revenue of $200.8 million.

“We remain on track to meet our full-year earnings targets,” said ALLETE Chairman, President and CEO Don Shippar. “We expect year-end earnings to be within the range of $2.70 to $2.90 per share.”

Net income from ALLETE’s Regulated Utility segment was $16.7 million, compared to $13 million in the third quarter of 2007. The quarterly results reflected the first electric base rate increases since 1994, which are intended to recover increased expenses, including those related to capital expenditures.

Earnings on ALLETE’s investment in the American Transmission Company improved due to a growing investment balance, and ALLETE’s Real Estate business was profitable despite an extremely difficult market environment.

Quarterly results for ALLETE’s “other” segment included $4.4 million, or 15 cents per share, related to the positive resolution of two outstanding tax issues.

Shippar said that the company’s balance sheet is solid and ALLETE has sufficient capital availability through the immediate term. “Our strong liquidity position will allow Minnesota Power to continue making significant capital investments in emission reductions and renewable energy initiatives.”

ALLETE’s corporate headquarters are located in Duluth, Minnesota. More information about the company is available on ALLETE’s Web site, www.allete.com.

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.

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ALLETE, Inc.

Consolidated Statement of Income
For the Periods Ended September 30, 2008 and 2007
Millions Except Per Share Amounts-Unaudited
	Quarter Ended		Year to Date
	2008	2007	2008	2007
Operating Revenue	$201.7	$200.8	$604.9	$629.4
Operating Expenses
Fuel and Purchased Power	81.0	91.8	242.3	262.4
Operating and Maintenance	73.4	72.1	239.6	231.3
Depreciation	13.5	12.2	39.1	35.8
Total Operating Expenses	167.9	176.1	521.0	529.5
Operating Income	33.8	24.7	83.9	99.9
Other Income (Expense)
Interest Expense	(7.5)	(6.3)	(21.4)	(18.7)
Equity Earnings in ATC	4.2	3.2	11.2	9.3
Other	2.8	3.2	13.9	11.9
Total Other Income (Expense)	(0.5)	0.1	3.7	2.5
Income Before Minority Interest and Income Taxes	33.3	24.8	87.6	102.4
Income Tax Expense	8.4	8.1	28.3	35.4
Minority Interest	0.2	0.2	0.3	1.6
Net Income	$24.7	$16.5	$59.0	$65.4

Average Shares of Common Stock
Basic	29.1	28.5	28.9	28.2
Diluted	29.3	28.5	29.0	28.3
Basic Earnings Per Share of Common Stock	$0.85	$0.58	$2.04	$2.31

Diluted Earnings Per Share of Common Stock	$0.85	$0.58	$2.04	$2.31

Dividends Per Share of Common Stock	$0.43	$0.41	$1.29	$1.23

Consolidated Balance Sheet
Millions-Unaudited
	Sep. 30,	Dec. 31,		Sep. 30,	Dec. 31,
	2008	2007		2008	2007
Assets			Liabilities and Shareholders' Equity
Cash and Short-Term Investments	$78.1	$46.4	Current Liabilities	$135.8	$137.1
Other Current Assets	141.7	168.1	Long-Term Debt	537.2	410.9
Property, Plant and Equipment	1,292.4	1,104.5	Other Liabilities	374.9	353.6
Investments	213.3	213.8	Shareholders' Equity	799.7	742.6
Other	122.1	111.4
Total Assets	$1,847.6	$1,644.2	Total Liabilities and Shareholders' Equity	$1,847.6	$1,644.2

	Quarter Ended		Year to Date
	September 30,		September 30,
ALLETE, Inc.	2008	2007	2008	2007
Income (Loss)
Millions
Regulated Utility	$16.7	$13.0	$40.0	$37.9
Non-regulated Energy Operations	0.9	0.6	2.3	3.4
ATC	2.5	1.9	6.5	5.6
Real Estate	0.2	0.6	2.2	15.2
Other	4.4	0.4	8.0	3.3
Net Income	$24.7	$16.5	$59.0	$65.4
Diluted Earnings Per Share	$0.85	$0.58	$2.04	$2.31

Statistical Data
Corporate
Common Stock
High	$49.00	$50.05	$49.00	$51.30
Low	$38.05	$38.60	$33.76	$38.60
Close	$44.50	$44.76	$44.50	$44.76
Book Value	$25.32	$23.50	$25.32	$23.50

Kilowatt-hours Sold
Millions
Regulated Utility
Retail and Municipals
Residential	252.1	258.8	853.9	832.1
Commercial	360.5	360.5	1,027.7	1,033.6
Municipals	243.0	255.7	742.5	751.3
Industrial	1,854.1	1,775.8	5,466.2	5,215.2
Other	20.5	21.5	62.0	62.8
Total Retail and Municipal	2,730.2	2,672.3	8,152.3	7,895.0
Other Power Suppliers	464.8	571.9	1,244.0	1,608.8
Total Regulated Utility	3,195.0	3,244.2	9,396.3	9,503.8
Non-regulated Energy Operations	60.6	60.7	168.9	184.2
Total Kilowatt-hours Sold	3,255.6	3,304.9	9,565.2	9,688.0

Real Estate
Town Center Development Project
Non-residential Square Footage Sold	-	50,000	-	474,476
Residential Units	-	-	-	130

Palm Coast Park Development Project
Non-residential Square Footage Sold	-	-	-	40,000
Residential Units	-	-	-	406

Other Land
Acres Sold	1	83	52	450

This exhibit has been furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.